

January 7, 2021

Doug Atkin
Executive Co-Chairman
Z-Work Acquisition Corp.
575 Fifth Avenue
15th Floor
New York, NY 10017

>   **Re: Z-Work Acquisition Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 11, 2020**
>   **CIK No. 0001828438**

Dear Mr. Atkin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Registration Statement on Form S-1

Cover Page

1. Please clearly disclose here and in the Summary that you may pursue business combination opportunities in any industry or sector

The Offering
Founder shares, page 15

2. We note that the anchor investor will purchase memberships interests in the sponsor, and that in the event that the anchor investor acquires your securities, including public shares, in the offering or afterwards and votes its public shares in favor of, or against, the initial

business combination, a smaller, or larger, portion, respectively, of affirmative votes from other public shareholders would be required to approve the initial business combination. Please revise to state the amount of votes that would be required from other public shareholders under those circumstances. In addition, please file the agreement between the sponsor and the anchor investor as an exhibit to the registration statement, or explain why you do not believe you are required to do so.

Note 6 - Commitments and Contingencies
Expression of Interest, page F-13

3.   You disclose here and throughout the filing that the anchor investor has expressed an interest in purchasing 9.9% of the units to be sold in the offering, or a total of 19.8 million units. Considering 19.8 million units would represent 99% of the 20 million units to be sold in the offering, please revise your disclosures as appropriate.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Erin Purnell at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard Baumann